U.S. SECURITIES & EXCHANGE COMMISSION

                    Washington, D. C.  20549

                   SCHEDULE 13D - Amendment #9
            Under the Securities Exchange Act of 1934

                   Massachusetts Fincorp, Inc.
                        (Name of Issuer)

                          Common Stock
                   (Title of Class Securities)

                           57564R-10-8
                         (CUSIP Number)

                         Mark W. Jaindl
              1964 Diehl Court, Allentown, PA 18104
                         (610) 366-1800

               (Name, Address and Telephone Number
                 of Person Authorized to Receive
                   Notices and Communications)

                        January 26, 2000
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule
13D to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d -
1(b) (3) or (4), check the following box (     ).

Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

The information required on the remainder of this cover page shall not be deemed to "file" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.















Cusip No.  57564R-10-8
     1)   Names of Reporting Persons S.S. or I.R.S.
Identification Nos. of Above Persons:
          Frederick John Jaindl - SSN ###-##-####
_________________________________________________________________
____________

     2)   Check the Appropriate Box  if a Member of a Group
          (See Instruction): __________
          (a)_______
          (b)    X
_________________________________________________________________
____________

     3)   SEC Use Only______
_________________________________________________________________
____________

     4)   Source of Funds  (See Instructions) PF
00
_________________________________________________________________
____________

     5)   Check if Disclosure of Legal  Proceedings is Required
          Pursuant to items 2 (d) or (e): Yes     No XX
 N/A
_________________________________________________________________
____________

     6)   Citizenship or Place of Organization:  US
 U.S.
_________________________________________________________________
____________
Number of      7)  Sole Voting Power:   13,948
1,640,150
Shares Bene-
________________________________________________________________
ficially
Owned by  8)  Shared Voting Power:
    N/ A
Each Report-
________________________________________________________________
ing Person     9)  Sole Dispositive Power:  13,948
With_____________________________________________________________
___________

     10)  Shared Dispositive Power:

_________________________________________________________________
____________

_________________________________________________________________
_________
     11)  Aggregate Amount Beneficially Owned by Each Reporting
          Person: 13,948 shares
_________________________________________________________________
___________

     12)  Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares:  Yes          No XX
 N/A
_________________________________________________________________
____________

     13)  Percent of Class Represented by Amount in Row (11)
2.55%

_________________________________________________________________
____________

     14)  Type of Reporting Person (See Instructions): IN
N________________________________________________________________
_____________
Cusip No. 57564R-10-8
     1)   Names of Reporting Persons S.S. or I.R.S.
Identification Nos. of Above Persons:
          Mark Wilson Jaindl - SSN ###-##-####
_________________________________________________________________
____________

     2)   Check the Appropriate Box if a Member of a Group
          (See Instruction): __________
          (a)_______
          (b)     X
_________________________________________________________________
____________

     3)   SEC Use Only___________
_________________________________________________________________
____________

     4)   Source of Funds:  PF  :    00
_________________________________________________________________
____________

     5)   Check if Disclosure of Legal Proceedings is Required
          Pursuant to items 2 (d) or (e): Yes     No  XX N/A
_________________________________________________________________
____________

     6)   Citizenship or Place of Organization:  US   U.S.
_________________________________________________________________
____________
Number of      7)  Sole Voting Power:  30,000  1,640,150
Shares Bene-
________________________________________________________________
ficially
Owned by  8)  Shared Voting Power:    N/ A
Each Report-
________________________________________________________________
ing Person     9)  Sole Dispositive Power:  30,000
With_____________________________________________________________
___________

     10)  Shared Dispositive Power:
_________________________________________
_________________________________________________________________
____________

     11)  Aggregate Amount Beneficially Owned by Each Reporting
          Person: 30,000 shares
_________________________________________________________________
___________

     12)  Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares    Yes     No  XX    N/A
_________________________________________________________________
____________

     13)  Percent of Class Represented by Amount in Row (11)
5.50%
               6.20%
_________________________________________________________________
____________

     14)  Type of Reporting Person (See Instructions): INN
_________________________________________________________________
____________







Cusip No. 57564R-10-8
     1)   Names of Reporting Persons S.S. or I.R.S.
Identification Nos. of Above Persons:
          Zachary John Jaindl Trust - EIN 23-6956997
_________________________________________________________________
____________

     2)   Check the Appropriate Box  if a Member of a Group
          (See Instruction): __________
          (a)_______
          (b)     X
_________________________________________________________________
____________

     3)   SEC Use Only____________
_________________________________________________________________
____________

     4)   Source of Funds: :   00
_________________________________________________________________
____________

     5)   Check if Disclosure of Legal Proceedings is Required
          Pursuant to items 2 (d) or (e): Yes     No  XX N/A
_________________________________________________________________
____________

     6)   Citizenship or Place of Organization:  US   U.S.
_________________________________________________________________
____________
Number of      7)  Sole Voting Power:  7,000  1,640,150
Shares Bene-
________________________________________________________________
ficially
Owned by  8)  Shared Voting Power:    N/ A
Each Report-
________________________________________________________________
ing Person     9)  Sole Dispositive Power:  7,000
With_____________________________________________________________
___________

     10)  Shared Dispositive Power: N/A
_________________________________________________________________
____________
___________________________________________________
     11)  Aggregate Amount Beneficially Owned by Each Reporting
          Person: 7,000 shares
_________________________________________________________________
___________

     12)  Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares:  Yes     No  XX     N/A
_________________________________________________________________
____________

     13)  Percent of Class Represented by Amount in Row (11)
1.28%
               6.20%
_________________________________________________________________
____________

     14)  Type of Reporting Person:  Trust  IN
_________________________________________________________________
____________





Cusip No. 57564R-10-8
     1)   Names of Reporting Persons S.S. or I.R.S.
Identification Nos. of Above Persons:
          Julianne Katherine Jaindl Trust - EIN - 23-7754111
_________________________________________________________________
____________

     2)   Check the Appropriate Box  if a Member of a Group
          (See Instruction): __________
          (a)_______
          (b)     X
_________________________________________________________________
____________

     3)   SEC Use Only____________
_________________________________________________________________
____________

     4)   Source of Funds: :    00
_________________________________________________________________
____________

     5)   Check if Disclosure of Legal Proceedings is Required
          Pursuant to items 2 (d) or (e): Yes     No  XX N/A
_________________________________________________________________
____________

     6)   Citizenship or Place of Organization:  US   U.S.
_________________________________________________________________
____________
Number of      7)  Sole Voting Power:  3,600  1,640,150
Shares Bene-
________________________________________________________________
ficially
Owned by  8)  Shared Voting Power:    N/ A
Each Report-
________________________________________________________________
ing Person     9)  Sole Dispositive Power:  3,600
With_____________________________________________________________
___________

     10)  Shared Dispositive Power: N/A
_________________________________________________________________
____________
___________________________________________________
     11)  Aggregate Amount Beneficially Owned by Each Reporting
          Person: 3,600 shares
_________________________________________________________________
___________

     12)  Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares:  Yes     No  XX     N/A
_________________________________________________________________
____________

     13)  Percent of Class Represented by Amount in Row (11)
 .66%
               6.20%
_________________________________________________________________
____________

     14)  Type of Reporting Person:  Trust  IN
_________________________________________________________________
____________






Item 1.   Security and Issuer      .

      This Schedule 13D filing relates to the common stock, $.01 par value, of Massachusetts Fincorp, Inc., a Massachusetts co-operative bank holding company having its principal business offices at 70 Quincy Avenue, Quincy, Massachusetts 02269 (the "Company").

Item 2.   Identity and Background     Identity and Background

               No Amendment

Item 3.   Source and Amount of Funds or other Consideration

     No Amendment

Item 4.   Purpose of Transaction  Purpose of Transaction.

     On January 26, 2000, Mark W. Jaindl ("Jaindl") sent a letter to Massachusetts Fincorp, c/o The Corporation Trust Company regarding a Demand for Inspection of Books and Records relating to the purchase and construction of the Quincy office building. A copy of the letter is annexed as Exhibit A.

Item  5.   Interest in Securities  Interest in Securities of  the
Issuer.

      (a) Fred Jaindl, Mark Jaindl, the ZJTrust and the JJTrust own 13,948, 30,000, 7,000 and 3,600 shares respectively of common stock of the Company. In total, these 54,548 shares constitute approximately 9.99% of the 545,481 shares of Company common stock outstanding as of August 10, 1999.

      (b) Fred Jaindl, Mark Jaindl, the ZJTrust and the JJTrust have the sole voting and dispositive power of 13,948, 30,000, 7,000 and 3,600 shares respectively of common stock they hold.

     (c), (d), (e)  Not applicable

Item 6.       Contracts,    Arrangements,    Understandings    or
     Relationships With Respect to Securities of the Issuer.

     Not applicable.7n

Item 7.   Material to be File as Exhibits

     See attached

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 26, 2000

/s/ Frederick J. Jaindl
________________________________________
Signature
Frederick J. Jaindl

/s/ Mark W. Jaindl
________________________________________
Signature
Mark W. Jaindl

Exhibit A
                         Mark W. Jaindl
                        1964 Diehl Court
                      Allentown, PA  18104

                        January 26, 2000

Massachusetts Fincorp, Inc.
c/o The Corporation Trust Company
1209 Orange Street
Wilmington, Delaware 19801

     Re:  Demand for Inspection of Books and Records

Dear Sir or Madam:

     Mark  W.  Jaindl  ("Jaindl") as the record owner  of  30,000

shares   of  common  stock,  $.01  par  value,  of  Massachusetts

Fincorp.,  Inc. ("MFI"), a Delaware Corporation, and pursuant  to

Section  220(b) of the General Corporation Law of  the  State  of

Delaware, hereby demands, under oath, the right to inspect and to make  copies or extracts from the following books and records  of

MFI:

          1. All drafts and the final contract between MFI and Shaws for the purchase of a one-acre parcel of land in Quincy, MA (the "Quincy Parcel"), for $975,000.

          2. All minutes, transcripts or notes of meetings of the board of directors of MFI (the "Board") and/or any Committee of the Board concerning the purchase of the Quincy Parcel.

          3. All resolutions of the Board and/or any Board committee concerning the purchase of the Quincy Parcel.

          4. All documents reviewed or relied upon by the Board and/or a Board committee in approving the purchase of the Quincy Parcel.

          5.   All appraisals of the Quincy Parcel.

          6. All environmental reports in the possession, custody or control of MFI, the Board and/or a Board committee, concerning the Quincy Parcel.

          7.   All drafts and the final contract between MFI and Key Realty
               (the "Key Agreement"), the realtor, regarding the purchase of the Quincy Parcel.

          8. All minutes, transcripts or notes of meetings of the board of directors of MFI (the "Board") and/or any Committee of the Board concerning the Key Agreement.

          9. All resolutions of the Board and/or a Board committee concerning the approval of the Key Agreement.

          10. All documents reviewed or relied upon by the Board and/or a Board committee in approving the Key Agreement.

          11. All drafts, change orders and the final contract between MFI and Crown Construction (the "Crown Agreement"), the builder, concerning the removal of the existing structure on the Quincy Parcel and, the erection of a new office building on the Quincy Parcel (the MFI Building").

          12. All minutes, transcripts or notes of meetings of the board of directors of MFI (the "Board") and/or any Committee of the Board concerning the Crown Agreement.

          13. All resolutions of the Board and/or a Board committee concerning the Crown Agreement.

          14. All documents reviewed or relied upon by the Board and/or a Board committee in approving the Crown Agreement.

          15. Any and all contracts, including drafts, between MFI and any third party relating to the purchase of furniture, fixtures, equipment, or supplies for use in connection with the MFI Building (the "Miscellaneous Items").

          16. All minutes, transcripts or notes of meetings of the board of directors of MFI (the "Board") and/or any Committee of the Board concerning the purchase of the Quincy Parcel.

          17. All resolutions of the Board and/or a Board committee concerning the purchase of the Miscellaneous Items.



          18. All documents reviewed or relied upon by the Board and/or a Board committee in approving the purchase of the Miscellaneous Items.

     The  purpose  of  the  demand  is  to  investigate  possible management and waste of corporate assets in connection  with  the authorization and approval of the purchase of the Quincy  Parcel,

for  $975,000;  the  removal of the existing structure  from  the

Quincy Parcel; and the erection of the MFI Building at a cost  of

$1,138,000  to  MFI, excluding cost overruns.  The  cost  of  the

Quincy  Parcel  and  the MFI Building, excluding  cost  overruns,

totaled approximately $2,113,000, representing over 20% of  MFI's existing equity.

     The  undersigned hereby appoints Gregory V. Varallo and  the law  firm  of  Richards, Layton & Finger, P.A. as  its  agent  to conduct the inspection and copying requested herein.  Mr. Varallo may  be reached at One Rodney Square, Wilmington, Delaware 19899,

(302)  651-7772.   The undersigned reserves the right to  appoint

additional agents to conduct the inspection and copying.

     Please contact Mr. Varallo on or before February 3, 2000  to make arrangements for the inspection.

                                   Very truly yours,



                                   Mark W. Jaindl


cc:  Gregory V. Varallo, Esquire

COMMONWEALTH OF PENNSYLVANIA   )
                                                       )
COUNTY OF LEHIGH                               )

     I,  Mark W. Jaindl, am the record owner of 30,000 shares  of common  stock.  $.01  par value, of Massachusetts  Fincorp,  Inc.

("MFI").  The facts, statements and representations contained  in the  foregoing demand for inspection of books and records of  MFI are true and correct to the best of my knowledge, information and belief and the demand accurately sets forth my purpose in seeking inspection of such books and records.




                              ___________________________________
                                        Mark W. Jaindl




Sworn to and subscribed before me this 26th day of January, 2000.


____________________________________
Notary Public